Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF No. 10.739.356/0001-03

Brigadeiro Faria Lima Avenue, 3,732, 28th floor

Zip Code 04538-132, São Paulo, SP

CVM Code: 2586-0

MATERIAL FACT

BRBI BR PARTNERS S.A. (“Company”) (B3: BRBI11), in compliance with the Brazilian Securities and Exchange Commission (CVM) Resolution No. 44, informs its shareholders and the market in general that, on this date, BR Partners Holdco Participações S.A. (“Holdco”), the Company’s direct controlling shareholder, completed an intragroup corporate reorganization, which resulted in the partial spin-off of the Company shareholding to a new holding company named Black River Holdings e Investimentos Ltda. (“Black River”), a company fully controlled by Mr. Ricardo Fleury Cavalcanti de Albuquerque Lacerda, the Company’s indirect shareholder (“Holdco Reorganization”).

As a result of the Holdco Reorganization, Black River became the holder of 81,924,944 common shares issued by the Company, representing 40.85% of the Company’s total common shares and 26.1% of the total capital, whereas Holdco remained as the holder of 71,383,183 common shares and 19,964,814 preferred shares, representing 35.59% of the common shares, 17.45% of the preferred shares, and 29.0% of the Company’s total capital. In order to regulate the exercise of voting rights and the transfer of shares issued by the Company held by them, Holdco and Black River, on this date, entered into a shareholders’ agreement (“Shareholders’ Agreement”), which in compliance with CVM Resolution 80, is available for consultation on the Company’s website (ri.brpartners.com.br/en/corporate-governance/policies/), on CVM’s website (gov.br/cvm), and on B3’s website (b3.com.br).

The Company clarifies that the Holdco Reorganization does not entail any changes in the Company’s structure control, which remains exercised by the same control group, through Holdco, in accordance with the governance rules of its partnership, now also including Black River, in accordance with the Shareholders’ Agreement. The Holdco Reorganization also does not entail any impact on governance, operations, administrative structure or the business strategy of the Company and its subsidiaries.

São Paulo, August 29th, 2025.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso

Investor Relations Director